# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lithium Argentina AG, CIK 0001440972
CUSIP: 53680Q207
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 900 West Hastings Street, Suite 300, Vancouver, Canada (Federal Level) (Z4), V6C 1E6
Date of event which requires filing of this statement: 12/31/2018
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001806207

## Reporting persons
- Ganfeng Lithium Group Co., Ltd./ADR: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 15,000,000; sole dispositive power 0; shared dispositive power 15,000,000; aggregate amount beneficially owned 15,000,000 (16.9% of the class)
  Comment: Items 6, 8, 9: Consists of 15,000,000 Common Shares held of record by GFL International Co., Limited, which is a wholly owned subsidiary of Ganfeng Lithium Group Co., Ltd.
  
  Item 11: Based on the quotient obtained by dividing (a) the number of Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the 88,727,885 Common Shares outstanding as of December 31, 2018, as reported by the Issuer (then named Lithium Americas Corp.) in its Form 40-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 2, 2019.
  
  The CUSIP number disclosed elsewhere in this statement is the CUSIP number of Lithium Americas Corp. as of December 31, 2018. The issuer's current CUSIP number is H5012F103.

## Item 1. Issuer
Name of issuer: Lithium Argentina AG
Address of issuer's principal executive offices: 900 West Hastings Street, Suite 300, Vancouver, Canada (Federal Level), V6C 1E6

## Item 2. Person Filing
Name of person filing: Ganfeng Lithium Group Co., Ltd.
Address of principal business office or, if none, residence: Ganfeng Lithium Group Co., Ltd.: NO. 608, LONG TENG ROAD, CHENGDONG HI TECH DEVELOPMENT ZONE, XIN YU CITY, JIANG XI PROVINCE, P.R. CHINA, 338015
Citizenship: Ganfeng Lithium Group Co., Ltd.: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 15,000,000
Percent of class: 16.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 15,000,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 15,000,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ganfeng Lithium Group Co., Ltd./ADR: /s/ Xiaoshen Wang, Mr. Xiaoshen Wang, Vice Chairman and Chief Executive Officer (10/16/2025)